The OFFITBANK Investment Fund, Inc.

                 125 W. 55th Street, New York, New York 10019


                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS


                                              March 25, 1997


To the Stockholders:

          Notice is hereby given that a special meeting (the "Meeting") of stockholders of the OFFITBANK Latin America Total Return Fund, an investment portfolio of The OFFITBANK Investment Fund, Inc. (the "Company") will be held at the offices of OFFITBANK, 520 Madison Avenue, 27th floor, New York, New York on Friday, April 25, 1997 at 10:00 a.m., New York time. A Proxy Statement which provides information about the purpose of the Meeting and a proxy card for you to cast your votes are included with this notice. The Meeting will be held for the purposes of considering and voting upon:

          1. The approval of a change in the investment objective of the OFFITBANK Latin America Total Return Fund from an objective of maximizing total return to a primary objective of capital appreciation and a secondary objective of current income and a related name change to OFFITBANK Latin America Equity Fund.

          2. Such other business as may properly come before the Meeting, or any adjournment(s) thereof, including any adjournment(s) necessary to obtain requisite quorums and/or approvals.

          The Board of Directors of the Company recommends that you vote "FOR" Proposal 1. The close of business on March 21, 1997 has been fixed as the record date for the determination of stockholders entitled to notice of and to vote at the Meeting.

                                         By Order of the Board of Directors,


                                         Wallace Mathai-Davis
                                         Secretary







     TO AVOID UNNECESSARY EXPENSE OR FURTHER SOLICITATION, WE URGE YOU to indicate voting instructions on the enclosed proxy, date and sign it and return it promptly in the envelope provided, no matter how large or small your holdings may be.